Exhibit 99.1

NexGen Completes Phase I of Feasibility-Stage Drill Program Intersecting High Grade Mineralization and Preliminarily Assessed Robust Geotechnical and Hydrogeological Conditions in all Areas of Arrow

VANCOUVER, Aug. 7, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report radioactivity results for an additional thirty-seven holes comprising 16,585.5 m from the Company's Feasibility-stage drilling program at our 100% owned, Rook I property in the Athabasca Basin Saskatchewan. The Phase I resource component of the 2019 Feasibility stage program has completed 117 holes totaling 50,968 m.  Utilizing new directional drilling technology, AziDrill, the Company was able to reduce the metres required for Phase I conversion by 28% due to the ability to target mineralization more accurately with deeper directional cuts from the pilot hole.

Further, an additional 14 holes of 6,314.4 m were completed designed to geotechnically and hydrogeologically characterize the rock mass within areas of the proposed mine workings and the Underground Tailings Management Facility ("UGTMF").

In total, the 2019 Phase I winter drilling program comprised 131 completed holes totaling 57,282.4 m.

Phase I: Conversion of Indicated to Measured Mineral Resources

This current phase of the 2019 drilling program targeted the A2 and A3 High-Grade Domains for conversion of Indicated to Measured Mineral Resources within the proposed mine plan at a drill hole spacing of between 9.0 m and 16.7 m (based on a geostatistical data spacing report compiled by Clayton V. Deutsch from Resource Modeling Solutions). All drill holes were collared at a steep inclination, then shallowed out between -55° and -60° before intersecting the target by utilizing the latest in directional drilling technology.  The results below highlight intersections through each of the A2 and A3 High Grade Domains, respectively.

A2 High-Grade Domain Highlights

  AR-19-265c2 intersected 53.5 m of total composite mineralization including 9.80 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 109.0 m section (497.5 to 605.5 m). Additionally, of the 9.80 m of off-scale mineralization intersected in the hole 2.0 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-259c1 intersected 26.5 m of total composite mineralization including 8.40 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 96.0 m section (549.0 to 645.0 m). Additionally, of the 8.40 m of off-scale mineralization intersected in the hole 1.00 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-253c1 intersected 41.0 m of total composite mineralization including 5.20 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 80.0 m section (632.0 to 712.0 m);
  AR-19-262c1 intersected 37.5 m of total composite mineralization including 5.30 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 88.0 m section (529.0 to 617.0 m).

A3 High-Grade Domain Highlights

  AR-19-256c1 intersected 38.5 m of total composite mineralization including 8.10 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 96.0 m section (437.0 to 533.0 m). Additionally, of the 8.10 m of off-scale mineralization intersected in the hole 1.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-258c2 intersected 42.0 m of total composite mineralization including 10.85 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 88.0 m section (413.5 to 501.5 m);
  AR-19-263c3 intersected 46.5 m of total composite mineralization including 7.20 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 85.0 m section (584.0 to 669.0 m).

Drill hole locations are shown in Figure 1, full drilling results can be found in Table 1. Drill hole descriptions can be found at www.nexgenenergy.ca

Phase I: Testing Geotechnical and Hydrogeological Conditions within the proposed mine plan and Underground Tailings Management Facility ("UGTMF")

An additional 14 holes totaling 6,314.4 m were completed designed to geotechnically and hydrogeologically characterize the rock mass within areas of the proposed mine plan and the UGTMF. The preliminary field analysis indicated robust rock mass conditions in all areas. A report detailing the geotechnical results is being prepared by North Rock Mining Solutions Inc. In addition, the hydrogeological data acquired from these holes is being incorporated into the hydrogeological model which will characterize the favourable hydrogeological conditions at Arrow, inclusive of the proposed UGTMF area. Both reports will be incorporated into to the Feasibility Study and Environmental Assessment for the Arrow Deposit.

Development, Activities & Financial

  Phase I results are all pending final assays and will be released as received and finalized. The commencement of Phase II is pending final compilation and analysis of all Phase I drilling results. All programs for the Feasibility Study (H1 2020) and Environmental Assessment (H2 2020) are ongoing and on schedule.
  NexGen commenced an Environmental Assessment on the Rook I Project on April 29, 2019 in accordance with the requirements of both the Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012 ("CEAA 2012") after receiving acceptance of the Rook I Project Description (Technical Proposal) by the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("SMOE"). In addition, NexGen filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.
  NexGen welcomes the conclusion of the  section 232 investigation as reported on July 12, 2019 by Presidential Memoranda by which the President of the United States determined that he did not believe uranium imports threaten to impair the national security of the United States.  With the conclusion in hand and support for the entire nuclear energy sector in the United States, many industry observers have reported market activity and utility demand interest has already increased since mid-July for spot and mid-term delivery.
  As of July 31, 2019, the Company had cash-on-hand of approximately $80 million which fully funds NexGen for all drilling, feasibility and development programs planned this year.

Leigh Curyer, Chief Executive Officer, commented: "The dual purpose 2019 Phase I drilling has produced another batch of exceptional radio activity results highlighting Arrow's unique high grade continuity throughout the ore body, and from a development perspective, highly favourable ground conditions for the proposed mine plan and UGTMF. I would like to take the opportunity to congratulate the NexGen team on the speed, accuracy, efficiency and elite standards in executing Phase I ground work whilst in tandem successfully advancing permitting and community objectives. It's an exciting time at NexGen and the dedication of the team inclusive of our valued service providers, community members and government is outstanding."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "Today's release represents a great milestone for the Project as this last batch of Phase I holes continues to show the clear continuity of high-grade mineralization across the A2 and A3 shears. These radioactivity results are particularly impressive considering the advanced shallow angle of interception into the sub-vertical Arrow orebody that AziDrill has been able to deliver over prior drill programs at Arrow. In addition, the preliminary geotechnical and hydrogeological field results indicating highly competent ground conditions for sound extraction is excellent. The strength of the Arrow resource and proposed mine plan has been further validated with the completion of the 2019 Phase 1 drill program. We look forward to incorporating all these results into an updated mineral resource, Feasibility Study and Environmental Assessment for submission."

Figure 1: Arrow Deposit Drill Hole Locations (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120/125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-19-251c1	327	-65	577.50	141.25	480.00	481.00	1.00	<500 - 5000
					503.00	506.50	3.50	<500 - 14500
					520.00	521.00	1.00	<500 - 61000
					523.50	524.50	1.00	<500 - 3000
					531.00	532.50	1.50	4000 - 61000
					537.00	539.00	2.00	<500 - 1700
					543.00	545.00	2.00	<500 - 1800
					556.50	557.00	0.50	<500 - 590
AR-19-251c2	327	-65	666.50	N/A	424.50	425.00	0.50	<500 - 1400
					463.00	465.00	2.00	<500 - 15000
					470.00	483.50	13.50	<500 - 33000
					486.00	501.00	15.00	<500 - 61000
					512.00	514.00	2.00	<500 - 1200
					581.50	594.00	12.50	<500 - 61000
					597.50	600.00	2.50	<500 - 750
					608.00	609.00	1.00	<500 - 1000
					611.50	612.50	1.00	<500 - 3400
					623.00	627.50	4.50	<500 - 12100
					646.00	647.50	1.50	<500 - 2400
AR-19-252c1	327	-65	756.50	129.40	483.50	484.00	0.50	<500 - 2350
					502.50	503.00	0.50	<500 - 15200
					507.00	508.00	1.00	<500 - 2350
					513.50	515.00	1.50	<500 - 1250
					559.00	560.00	1.00	600 - 47600
					564.50	565.00	0.50	<500 - 2200
					574.00	577.50	3.50	<500 - 49000
					580.50	587.50	7.00	<500 - 52800
					600.00	600.50	0.50	<500 - 6800
					610.50	620.50	10.00	<500 - 61000
					633.00	635.00	2.00	<500 - 4400
					642.00	648.50	6.50	<500 - 2400
					652.50	653.00	0.50	520 - 860
					661.50	662.00	0.50	<500 - 3400
					664.50	665.00	0.50	<500 - 950
					667.50	679.00	11.50	<500 - 61000
					685.50	695.50	10.00	<500 - 10500
					699.00	699.50	0.50	<500 - 1500
					703.50	705.50	2.00	<500 - 3700
					721.50	724.50	3.00	<500 - 14000
AR-19-252c2	327	-65	801.50	N/A	487.50	489.00	1.50	<500 - 1500
					509.50	511.50	2.00	<500 - 8400
					543.00	543.50	0.50	<500 - 510
					546.00	547.00	1.00	<500 - 4140
					559.00	559.50	0.50	<500 - 1400
					576.50	584.00	7.50	<500 - 20500
					589.50	592.50	3.00	<500 - 45000
					595.50	604.00	8.50	<500 - 61000
					606.50	611.00	4.50	<500 - 19000
					620.00	628.00	8.00	<500 - 44000
					634.00	634.50	0.50	<500 - 540
					637.50	650.50	13.00	<500 - 3400
					656.00	657.00	1.00	<500 - 2100
					661.00	669.00	8.00	<500 - 2000
					676.00	703.00	27.00	<500 - 61000
					723.50	729.50	6.00	<500 - 27000
					738.00	738.50	0.50	<500 - 580
					745.00	746.00	1.00	<500 - 7200
					755.50	757.00	1.50	<500 - 12600
					777.50	779.50	2.00	<500 - 13000
AR-19-252c3	327	-65	804.50	N/A	496.50	497.00	0.50	<500 - 850
					515.50	521.50	6.00	<500 - 6800
					528.00	530.00	2.00	<500 - 9000
					551.00	555.00	4.00	<500 - 12700
					567.50	568.00	0.50	<500 - 760
					580.50	581.50	1.00	<500 - 750
					590.50	593.50	3.00	<500 - 45000
					606.00	607.00	1.00	<500 - 61000
					612.50	621.00	8.50	<500 - 61000
					623.50	646.00	22.50	<500 - 61000
					649.50	657.00	7.50	<500 - 3800
					663.50	671.00	7.50	<500 - 3050
					674.00	681.00	7.00	<500 - 1500
					684.00	700.00	16.00	<500 - 61000
					702.50	704.00	1.50	<500 - 660
					706.50	711.50	5.00	<500 - 18100
					718.50	729.50	11.00	<500 - 61000
					738.00	739.00	1.00	1200 - 47900
					750.00	755.00	5.00	<500 - 11600
					774.00	776.00	2.00	<500 - 9600
					783.50	784.50	1.00	<500 - 61000
AR-19-253c1	327	-65	712.00	125.45	442.50	443.50	1.00	<500 - 2650
					528.00	528.50	0.50	<500 - 1100
					537.00	540.50	3.50	<500 - 1800
					558.50	560.00	1.50	<500 - 15500
					568.00	573.00	5.00	<500 - 650
					580.00	584.00	4.00	<500 - 4000
					587.50	589.50	2.00	<500 - 2200
					594.50	595.00	0.50	<500 - 910
					623.50	624.00	0.50	<500 - 730
					639.50	672.00	32.50	<500 - 61000
					681.00	683.00	2.00	<500 - 15000
					690.00	696.00	6.00	<500 - 52800
AR-19-253c2	327	-65	744.50	N/A	442.00	442.50	0.50	<500 - 720
					506.00	507.50	1.50	<500 - 12000
					538.50	541.50	3.00	<500 - 1900
					547.00	548.00	1.00	<500 - 840
					552.50	558.50	6.00	<500 - 2500
					568.50	569.00	0.50	660 - 3150
					583.50	585.00	1.50	<500 - 1050
					591.50	592.00	0.50	<500 - 1580
					606.00	609.00	3.00	<500 - 820
					635.50	640.50	5.00	<500 - 2500
					651.00	685.00	34.00	<500 - 61000
					687.50	688.50	1.00	<500 - 6640
					692.50	701.00	8.50	<500 - 13200
					706.50	709.50	3.00	<500 - 3350
					742.00	742.50	0.50	<500 - 1000
AR-19-254c1	327	-65	684.50	133.10	479.00	480.00	1.00	<500 - 5600
					522.00	522.50	0.50	<500 - 550
					527.50	528.00	0.50	<500 - 790
					533.50	534.00	0.50	<500 - 620
					616.50	625.00	8.50	<500 - 6500
					631.50	641.00	9.50	<500 - 10200
					649.00	651.50	2.50	<500 - 15000
					657.00	663.00	6.00	<500 - 12000
AR-19-254c2	327	-65	699.50	N/A	468.50	469.00	0.50	<500 - 550
					471.50	472.00	0.50	<500 - 900
					483.50	484.00	0.50	700 - 13100
					514.50	515.00	0.50	<500 - 1100
					528.00	529.50	1.50	<500 - 25000
					533.00	534.50	1.50	<500 - 25000
					538.50	539.50	1.00	<500 - 29100
					542.50	550.50	8.00	<500 - 2800
					609.50	610.00	0.50	<500 - 580
					622.00	623.50	1.50	<500 - 3300
					628.00	658.00	30.00	<500 - 24000
					665.50	670.00	4.50	<500 - 61000
AR-19-255c1	327	-65	609.50	122.40	505.00	506.00	1.00	<500 - 1580
					510.50	513.00	2.50	<500 - 1700
					520.00	523.50	3.50	<500 - 1400
					545.50	565.00	19.50	<500 - 61000
					568.50	569.00	0.50	670 - 2000
					588.00	589.00	1.00	<500 - 5600
AR-19-255c2	327	-65	609.50	N/A	523.00	523.50	0.50	<500 - 7500
					526.00	532.50	6.50	<500 - 4400
					551.00	561.50	10.50	<500 - 61000
					565.00	568.00	3.00	<500 - 910
					579.00	579.50	0.50	<500 - 750
					582.00	587.50	5.50	<500 - 4000
AR-19-255c3	327	-65	626.00	N/A	436.50	437.00	0.50	<500 - 2600
					454.00	454.50	0.50	850 - 1300
					504.00	507.50	3.50	<500 - 700
					510.50	511.50	1.00	<500 - 2600
					514.00	520.50	6.50	<500 - 2600
					528.00	530.00	2.00	<500 - 5700
					533.50	535.50	2.00	<500 - 3960
					538.50	539.50	1.00	<500 - 4300
					549.00	550.00	1.00	<500 - 2400
					567.50	584.50	17.00	<500 - 61000
					587.50	589.50	2.00	<500 - 2100
					603.00	603.50	0.50	570 - 1240
					606.00	606.50	0.50	<500 - 500
AR-19-256c1	327	-65	537.00	141.00	453.50	456.50	3.00	<500 - 23000
					467.00	467.50	0.50	800 - 27000
					471.50	472.50	1.00	<500 - 15200
					478.00	512.00	34.00	<500 - 61000
AR-19-256c2	327	-65	552.50	N/A	457.50	458.50	1.00	<500 - 5850
					463.00	467.50	4.50	<500 - 6300
					470.00	470.50	0.50	<500 - 1500
					474.00	476.00	2.00	<500 - 4000
					480.00	481.00	1.00	750 - 13000
					484.50	485.00	0.50	<500 - 720
					488.00	489.00	1.00	<500 - 1400
					492.00	516.50	24.50	<500 - 61000
AR-19-256c3	327	-65	705.20	N/A	461.50	462.00	0.50	<500 - 1600
					469.00	471.50	2.50	<500 - 990
					479.00	481.00	2.00	<500 - 7400
					483.50	484.00	0.50	<500 - 550
					487.00	487.50	0.50	<500 - 21000
					491.00	491.50	0.50	3400 - 61000
					501.00	505.50	4.50	<500 - 61000
					512.00	513.50	1.50	<500 - 6000
					516.50	527.00	10.50	<500 - 26900
					543.50	544.00	0.50	<500 - 530
					547.50	550.50	3.00	<500 - 640
					655.50	660.50	5.00	<500 - 2500
					674.50	678.00	3.50	<500 - 1980
					698.00	698.50	0.50	<500 - 800
AR-19-257c1	327	-65	651.50	120.50	480.00	481.50	1.50	<500 - 7850
					524.00	524.50	0.50	<500 - 1060
					536.00	538.00	2.00	<500 - 1750
					553.00	554.00	1.00	<500 - 790
					561.50	563.00	1.50	<500 - 8800
					570.00	571.00	1.00	<500 - 12500
					586.00	594.50	8.50	<500 - 30000
					601.50	602.50	1.00	<500 - 22000
					614.50	617.00	2.50	<500 - 1800
					622.50	631.50	9.00	<500 - 7200
AR-19-257c2	327	-65	666.50	N/A	526.00	527.50	1.50	<500 - 4100
					549.00	550.00	1.00	<500 - 5800
					560.00	564.50	4.50	<500 - 1700
					582.00	582.50	0.50	<500 - 880
					598.00	600.00	2.00	<500 - 15000
					611.00	612.50	1.50	<500 - 61000
					637.00	641.50	4.50	<500 - 3550
AR-19-257c3	327	-65	654.50	N/A	482.50	483.00	0.50	<500 - 1100
					487.00	487.50	0.50	<500 - 1300
					491.00	491.50	0.50	<500 - 1000
					517.50	518.50	1.00	<500 - 6900
					526.00	527.00	1.00	<500 - 8900
					539.50	542.50	3.00	<500 - 2300
					546.50	547.50	1.00	<500 - 1250
					555.50	557.00	1.50	<500 - 26000
					568.50	571.00	2.50	<500 - 1000
					584.00	585.00	1.00	<500 - 600
					587.50	597.00	9.50	<500 - 61000
					600.00	600.50	0.50	<500 - 2500
					606.00	612.00	6.00	<500 - 61000
					614.50	621.00	6.50	<500 - 36500
					624.50	630.50	6.00	<500 - 1200
AR-19-257c4	327	-65	666.50	N/A	485.00	485.50	0.50	<500 - 970
					490.00	491.50	1.50	<500 - 1300
					517.00	528.00	11.00	<500 - 4900
					559.50	560.50	1.00	<500 - 3500
					564.50	565.00	0.50	<500 - 1900
					570.00	571.00	1.00	<500 - 1800
					573.50	574.00	0.50	<500 - 2100
					598.00	598.50	0.50	3700 - 30400
					606.00	606.50	0.50	<500 - 1000
					610.00	610.50	0.50	<500 - 1900
					621.00	630.50	9.50	<500 - 14000
					637.00	644.00	7.00	<500 - 2900
AR-19-258c1	327	-65	495.50	138.05	418.00	419.00	1.00	<500 - 11200
					436.00	447.50	11.50	<500 - 48300
					452.50	462.00	9.50	<500 - 61000
					466.50	470.50	4.00	<500 - 1900
					476.50	481.50	5.00	<500 - 3100
					484.00	487.50	3.50	<500 - 2200
					493.50	495.50	2.00	<500 - 1200
AR-19-258c2	327	-65	501.50	N/A	413.50	414.00	0.50	550 - 6700
					419.00	419.50	0.50	<500 - 870
					427.00	428.00	1.00	1350 - 38700
					446.50	480.50	34.00	<500 - 61000
					485.00	489.50	4.50	<500 - 1500
					494.50	496.00	1.50	<500 - 560
					501.00	501.00	0.00	<500 - 710
AR-19-259c1	327	-65	651.50	127.95	456.00	457.00	1.00	<500 - 970
					460.50	461.00	0.50	<500 - 1050
					483.00	490.00	7.00	<500 - 4900
					508.50	509.00	0.50	<500 - 820
					583.50	596.00	12.50	<500 - 61000
					598.50	607.00	8.50	<500 - 61000
					613.00	613.50	0.50	<500 - 580
					616.50	621.50	5.00	<500 - 25700
AR-19-259c2	327	-65	666.50	N/A	462.50	463.00	0.50	<500 - 880
					493.00	494.00	1.00	<500 - 32600
					502.50	503.50	1.00	<500 - 900
					508.00	508.50	0.50	<500 - 3600
					524.00	525.00	1.00	<500 - 900
					565.00	566.00	1.00	<500 - 600
					596.50	604.00	7.50	<500 - 61000
					607.50	609.00	1.50	<500 - 11200
					614.50	619.50	5.00	<500 - 3500
					628.00	628.50	0.50	<500 - 630
					631.00	634.50	3.50	<500 - 12400
					637.50	638.50	1.00	<500 - 1300
AR-19-260c1	327	-65	600.50	126.00	436.50	437.00	0.50	<500 - 1900
					454.00	454.50	0.50	<500 - 610
					470.00	470.50	0.50	<500 - 530
					476.50	477.50	1.00	<500 - 6000
					481.00	481.50	0.50	<500 - 820
					493.50	495.50	2.00	<500 - 1300
					500.00	503.00	3.00	<500 - 2300
					507.50	508.00	0.50	<500 - 620
					527.50	548.50	21.00	<500 - 43000
AR-19-260c2	327	-65	597.50	N/A	475.00	476.00	1.00	<500 - 1100
					483.00	484.00	1.00	<500 - 2100
					490.50	491.50	1.00	<500 - 530
					494.00	494.50	0.50	<500 - 540
					498.00	498.50	0.50	<500 - 780
					502.00	504.50	2.50	<500 - 1700
					515.50	516.00	0.50	<500 - 510
					521.00	544.00	23.00	<500 - 61000
AR-19-261c1	327	-65	765.50	120.80	195.50	196.00	0.50	<500 - 670
					541.50	542.50	1.00	<500 - 9500
					553.50	559.00	5.50	<500 - 14500
					563.00	564.00	1.00	<500 - 11000
					567.00	568.00	1.00	<500 - 1000
					575.00	575.50	0.50	2000 - 50000
					578.50	579.50	1.00	<500 - 61000
					594.50	595.00	0.50	<500 - 700
					608.00	616.00	8.00	<500 - 4100
					621.50	623.50	2.00	<500 - 1900
					627.50	628.50	1.00	<500 - 1600
					631.50	634.50	3.00	<500 - 1800
					658.00	662.50	4.50	<500 - 2400
					671.50	689.00	17.50	<500 - 61000
					695.00	716.00	21.00	<500 - 4700
					721.00	722.50	1.50	<500 - 1100
AR-19-261c2	327	-65	774.50	N/A	497.50	499.00	1.50	<500 - 1300
					520.50	521.00	0.50	<500 - 2400
					553.00	554.50	1.50	<500 - 4100
					566.00	568.50	2.50	<500 - 5900
					571.00	576.50	5.50	<500 - 41000
					589.50	592.50	3.00	<500 - 45100
					612.50	615.00	2.50	<500 - 1100
					626.50	628.00	1.50	<500 - 1800
					635.50	638.00	2.50	<500 - 1600
					652.50	653.00	0.50	<500 - 520
					666.50	667.50	1.00	<500 - 850
					671.50	687.50	16.00	<500 - 61000
					695.00	695.50	0.50	<500 - 2080
					698.00	699.00	1.00	<500 - 750
AR-19-262c1	327	-65	636.50	125.00	484.50	485.00	0.50	<500 - 660
					492.00	492.50	0.50	<500 - 800
					503.00	506.50	3.50	<500 - 2700
					516.00	521.50	5.50	<500 - 1800
					560.50	573.50	13.00	<500 - 61000
					576.50	577.00	0.50	<500 - 610
					585.00	593.50	8.50	<500 - 3800
					596.00	599.50	3.50	<500 - 2150
					602.00	604.50	2.50	<500 - 990
					607.50	617.00	9.50	<500 - 61000
AR-19-262c2	327	-65	648.50	N/A	494.50	497.00	2.50	<500 - 4200
					506.00	509.50	3.50	<500 - 1750
					517.00	518.00	1.00	<500 - 850
					520.50	521.00	0.50	<500 - 650
					526.00	527.00	1.00	<500 - 920
					537.00	537.50	0.50	<500 - 650
					558.50	559.00	0.50	<500 - 1100
					568.50	576.50	8.00	<500 - 61000
					580.50	583.00	2.50	<500 - 6600
					592.00	594.00	2.00	<500 - 1500
					600.50	620.00	19.50	<500 - 12500
					626.50	628.00	1.50	<500 - 900
AR-19-262c3	327	-65	654.50	N/A	492.50	493.50	1.00	<500 - 2200
					496.00	497.00	1.00	<500 - 1450
					502.00	502.50	0.50	<500 - 560
					505.50	507.50	2.00	<500 - 1200
					532.50	533.50	1.00	<500 - 3300
					555.50	556.50	1.00	<500 - 1100
					577.50	597.00	19.50	<500 - 61000
					601.00	601.50	0.50	<500 - 1050
					605.50	608.00	2.50	<500 - 820
					614.50	615.00	0.50	<500 - 540
					617.50	627.00	9.50	<500 - 17200
					634.50	637.00	2.50	<500 - 2400
					640.00	642.50	2.50	<500 - 730
AR-19-263c1	325	-65	662.00	136.30	539.00	546.00	7.00	<500 - 19000
					557.50	558.00	0.50	<500 - 1700
					566.50	568.50	2.00	<500 - 8500
					575.50	590.00	14.50	<500 - 27000
					594.50	595.50	1.00	<500 - 15000
					598.50	602.00	3.50	<500 - 25000
					605.00	611.50	6.50	<500 - 61000
					614.50	638.50	24.00	<500 - 61000
					641.00	644.00	3.00	<500 - 1200
AR-19-263c2	325	-65	666.50	N/A	540.00	545.00	5.00	<500 - 32000
					560.00	582.50	22.50	<500 - 61000
					590.50	592.50	2.00	<500 - 9800
					605.00	611.00	6.00	<500 - 2800
					619.00	627.50	8.50	<500 - 61000
					634.00	636.50	2.50	<500 - 1100
					640.50	641.00	0.50	<500 - 530
					644.50	645.50	1.00	<500 - 1000
AR-19-263c3	325	-65	669.50	N/A	535.00	536.00	1.00	<500 - 700
					547.00	550.50	3.50	<500 - 47000
					567.50	568.50	1.00	<500 - 2450
					573.00	573.50	0.50	<500 - 1120
					581.50	584.00	2.50	<500 - 2600
					589.00	594.50	5.50	<500 - 8800
					597.00	598.50	1.50	<500 - 6300
					601.50	604.50	3.00	<500 - 12000
					614.00	619.50	5.50	<500 - 61000
					622.00	626.00	4.00	<500 - 61000
					631.00	654.00	23.00	<500 - 61000
					656.50	660.50	4.00	<500 - 2150
AR-19-264c1	327	-65	759.50	124.85	503.00	503.50	0.50	<500 - 540
					532.00	534.00	2.00	<500 - 5000
					541.00	541.50	0.50	500 - 6300
					564.50	565.00	0.50	<500 - 720
					572.00	572.50	0.50	<500 - 1900
					580.50	581.50	1.00	<500 - 2600
					591.50	596.00	4.50	<500 - 8200
					598.50	599.00	0.50	<500 - 510
					606.00	606.50	0.50	<500 - 580
					610.00	610.50	0.50	<500 - 500
					621.00	622.00	1.00	<500 - 2200
					641.50	645.50	4.00	<500 - 2100
					657.00	658.00	1.00	<500 - 610
					663.50	664.50	1.00	<500 - 5600
					669.00	681.00	12.00	<500 - 61000
					686.50	690.50	4.00	<500 - 11000
					694.00	707.00	13.00	<500 - 6600
					711.00	730.50	19.50	<500 - 61000
					757.00	757.50	0.50	<500 - 3500
AR-19-264c2	327	-65	789.50	N/A	535.50	536.00	0.50	2500 - 39000
					580.00	581.00	1.00	<500 - 680
					585.50	587.50	2.00	<500 - 2800
					593.00	595.50	2.50	<500 - 2100
					600.50	604.50	4.00	<500 - 61000
					615.50	616.00	0.50	<500 - 790
					623.00	630.50	7.50	<500 - 1780
					638.00	638.50	0.50	<500 - 620
					646.00	647.50	1.50	<500 - 1100
					652.00	652.50	0.50	<500 - 2000
					667.50	668.50	1.00	<500 - 1100
					677.00	696.00	19.00	<500 - 61000
					701.00	714.00	13.00	<500 - 61000
					717.00	728.50	11.50	<500 - 61000
					731.00	735.00	4.00	<500 - 6000
					742.00	746.50	4.50	<500 - 4500
					749.00	749.50	0.50	<500 - 2100
					753.50	755.00	1.50	<500 - 1270
					775.00	776.50	1.50	<500 - 5400
AR-19-265c1	327	-65	615.50	125.20	456.00	458.00	2.00	<500 - 1500
					479.00	480.50	1.50	<500 - 1700
					484.50	486.00	1.50	<500 - 3300
					490.00	492.50	2.50	<500 - 850
					500.00	503.00	3.00	<500 - 2700
					510.00	511.50	1.50	<500 - 1020
					515.00	516.50	1.50	<500 - 1100
					529.50	556.50	27.00	<500 - 61000
					560.50	569.00	8.50	<500 - 8700
					571.50	579.50	8.00	<500 - 4150
					591.50	592.50	1.00	560 - 7100
AR-19-265c2	327	-65	627.50	N/A	445.00	445.50	0.50	<500 - 1050
					475.50	484.00	8.50	<500 - 2630
					497.50	498.50	1.00	<500 - 750
					501.00	501.50	0.50	<500 - 550
					508.50	509.00	0.50	<500 - 580
					516.00	516.50	0.50	<500 - 930
					522.50	523.00	0.50	<500 - 530
					532.00	532.50	0.50	<500 - 1200
					535.50	570.50	35.00	<500 - 61000
					573.50	577.00	3.50	<500 - 4500
					588.00	590.00	2.00	<500 - 1800
					594.00	597.50	3.50	<500 - 4200
					600.50	606.50	6.00	<500 - 26100

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	"Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip
•	If a drill hole deviates from a target a section of the drill hole may need to be re-drilled - this can potentially cause small discrepancies (in metres) between the reported total length of a drill hole (depth at end of hole minus the starting depth) and the actual number of metres drilled for a given drill hole.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 07-AUG-19